UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2016

Mizuho Financial Group, Inc.

By:	/s/ Koichi Iida
Name:	Koichi Iida
Title:	Managing Executive Officer / Group CFO

July 1, 2016

To whom it may concern:

	Company Name:	Mizuho Financial Group, Inc.
	Representative:	Yasuhiro Sato
President & CEO
	Head Office:	1-5-5 Otemachi
Chiyoda-ku, Tokyo
	Code Number:	8411 (TSE 1st Sec.)

Announcement Regarding Mandatory Acquisition of

Eleventh Series Class XI Preferred Stock

Mizuho Financial Group, Inc. (the “Company”) hereby announces that, pursuant to Article 20, Paragraph 1 of the Articles of Incorporation of the Company and a provision in the terms and conditions of Eleventh Series Class XI Preferred Stock, the Company today conducted the mandatory acquisition of the shares of such Preferred Stock, in respect of which a request for acquisition has not been made during the Period for Acquisition Request, as set forth below.

1. Subject Class and Number of Stock

(1)	Class of Stock subject to Mandatory Acquisition:

Eleventh Series Class XI Preferred Stock

(2)	Total Number of Stock subject to Mandatory Acquisition:

75,091,100

(3)	Number of Common Stock Delivered in exchange for Mandatory Acquisition:

265,433,368

(4)	Method of Calculation for Number of Common Stock Delivered:

Pursuant to Article 20, Paragraph 1 of the Articles of Incorporation of the Company and a provision in the terms and conditions of Eleventh Series Class XI Preferred Stock concerning mandatory acquisition in exchange for common stock, the Company will acquire the shares of Eleventh Series Class XI Preferred Stock, in respect of which a request for acquisition has not been made by June 30, 2016, and instead, the Company will deliver shares of its own common stock per share of Eleventh Series Class XI Preferred Stock in the number obtained by dividing 1,000 yen by the acquisition price for mandatory acquisition (282.90 yen). In the calculation of the number of common stock provided above, any number less than one (1) share will be treated pursuant to the provisions provided for in Article 234 of the Companies Act.

2. Mandatory Acquisition Date:                                                  July 1, 2016

3. Others:

Shares of common stock delivered in exchange for this mandatory acquisition were newly issued by the Company.

Contact:	Mizuho Financial Group, Inc.
Corporate Communications Department, Public Relations Office
Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to “Announcement Regarding Mandatory Acquisition of Eleventh Series Class XI Preferred Stock” and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.